(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Numbers:
1-12994
000-50694
CUSIP Numbers: 601148109
601148208
601148307
601148406
601148877

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Mills Corporation

The Mills Limited Partnership

Full Name of Registrant

N/A

Former Name if Applicable

5425 Wisconsin Avenue, Suite 500

Address of Principal Executive Office (Street and Number)

Chevy Chase, MD 20815

City, State and Zip Code

PART II—RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The registrants file joint Annual Reports on Form 10-K. The registrants previously reported in a Form 8-K filed with the Securities and Exchange Commission on February 24, 2006 that they did not expect to be able to file their Form 10-K for the year ended December 31, 2005 by the prescribed due date. The registrants are filing this notification as required by the rules of the Securities and Exchange Commission (“SEC”) to indicate that their 2006 Form 10-K also will be filed late. The registrants are not able to file a timely 2006 Form 10-K because the registrants have not completed their financial statements for 2005, the previously announced restatement (which will be reflected in the financial statements included in the registrants’ 2005 Form 10-K when filed), or their Form 10-Qs for the first three quarters of 2006. The registrants are not requesting the fifteen-day extension permitted by the rules of the Securities and Exchange Commission. The registrants are unable at this time to provide an expected date for the filing of their 2006 Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard J. Nadeau (Name)	(301) (Area Code)	968-6000 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). ☐ Yes ☒ No

Form 10-K for year ended December 31, 2005, Form 10-Qs for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and a Form 8-K/A to the Form 8-K filed on October 10, 2006 to provide pro forma financial information regarding the disposition of the registrants’ interests in Vaughan Mills, St. Enoch Centre and Madrid Xanadú to Ivanhoe Cambridge, Inc.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated in Part III, the registrants have not completed their financial statements for 2005, the previously announced restatement (which will be reflected in the financial statements included in the registrants’ 2005 Form 10-K when filed), or their Form 10-Qs for the first quarters of 2006. The registrants’ books for 2006 will not be closed until after these filings have been made. As a result, the registrants are unable to reasonably estimate the anticipate change in the results of operations from 2005 that will be reflected in the registrants financial statements to be included in the registrants’ 2006 Form 10-K.

In a Current Report on Form 8-K, Item 2.02 filed with the Securities and Exchange Commission on January 9, 2007, the registrants disclosed the anticipated ranges of the cumulative impacts of the pending restatement error corrections on The Mills Corporation’s previously reported stockholders’ equity and The Mills Limited Partnership’s previously reported partners’ capital at September 30, 2005. The registrants also disclosed the anticipated impacts of the previously disclosed planned changes in accounting principles for interest and overhead capitalized to predevelopment and development projects to be adopted as of January 1, 2005 and the anticipated material 2005 and 2006 impairment charges. The information contained in Item 2.02 of the Form 8-K filed on January 9, 2007 is incorporated herein by reference.

As previously disclosed, it is expected that (a) the audit reports of Ernst & Young on the consolidated financial statements of The Mills Corporation and The Mills Limited Partnership for the year ended December 31, 2005 will contain an explanatory paragraph to the effect that there is substantial doubt about the ability of The Mills Corporation and The Mills Limited Partnership to continue as going concerns and (b) management’s report on internal control over financial reporting to be included in the 2005 Form 10-K will indicate the existence of material weaknesses in such internal controls.

Statements in this notification that are not historical, including, among other things, as to the pending restatement of the registrants’ financial statements and the nature of the proposed restatement adjustments identified to date, the anticipated impacts of restatement adjustments identified to date, the expected inclusion of a going concern explanatory paragraph in Ernst & Young’s audit reports on the 2005 audited financial statements of The Mills Corporation and The Mills Limited Partnership, the anticipated conclusions regarding management’s assessment of the registrants’ internal control over financial reporting, the planned changes to the registrants’ accounting principles for interest and overhead capitalized to predevelopment and development projects, the impairments and assets write-downs expected to be recorded in 2005 and 2006, and any anticipated significant changes in results in operations for 2006 compared to 2005, may be deemed forward-looking statements within the meaning of the federal securities laws. Although the registrants believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, the registrants can give no assurance that their expectations will be attained and it is possible that their actual circumstances and results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties, including the identification of any additional matters requiring adjustment, the finalization of the 2005 and 2006 audited financial statements, any actions taken by the SEC or other factors. The registrants undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is directed to the registrants’ various filings with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and their annual reports on Form 10-K for a discussion of such risks and uncertainties.

The Mills Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 2, 2006	By:	/s/ RICHARD J. NADEAU
	Name:	Richard J. Nadeau
	Title:	Executive Vice President and Chief Financial Officer

The Mills Limited Partnership

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 2, 2006	By:	/s/ RICHARD J. NADEAU
	Name:	Richard J. Nadeau
	Title:	Executive Vice President and Chief Financial Officer of The Mills Corporation, as general partner of The Mills Limited Partnership

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

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